Filed pursuant to Rule 424(b)(3)

File No. 333-223940

TEUCRIUM SOYBEAN FUND

Supplement dated October 7, 2019

to

Prospectus dated April 29, 2019

This supplement updates the prospectus of the Teucrium Soybean Fund (the “Fund”), dated April 29, 2019, with the following information. It should be read in its entirety and kept together with your prospectus for future reference.

Plan of Distribution

As of October 7, 2019, Virtu Financial BD LLC, which currently acts as an Authorized Purchaser for the Fund, has assigned its Authorized Purchaser Agreement with the Fund to Virtu Americas LLC. The following entities have entered into Authorized Purchaser Agreements with respect to the Fund: Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, Merrill Lynch Professional Clearing Corp., Goldman Sachs & Co., Citadel Securities, LLC, and Virtu Americas LLC.